UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

10 November 2008

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organisation)

Level 8, North Tower

Telecom House

68 Jervois Quay

Wellington

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F    [  ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  [  ]    No  [x]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release relating to Telecom’s first quarter results;

2.	Management commentary relating to Telecom’s first quarter results; and

3.	Condensed accounts for the first quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 10 November 2008	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

MEDIA RELEASE

7 November, 2008

RESULTS AT TELECOM NEW ZEALAND ON TRACK, EARNINGS IN LINE WITH GUIDANCE

Telecom New Zealand today announced earnings before interest tax depreciation and amortisation (EBITDA) of $466 million for the three months ended 30 September 2008, a 3.3% decline on the equivalent quarter in 2007

“Telecom’s results for the quarter are in line with guidance,” said CEO Paul Reynolds.

When adjusted to exclude Southern Cross dividends, earnings for the quarter were consistent with Telecom’s full-year guidance of an EBITDA decline of 5% to 8%.

Total revenue for the quarter was $1,443 million, a 2.3% increase on the equivalent quarter for last year. Total expenses were $977m for the quarter, a 5% increase on the equivalent quarter last year.

Capital expenditure for the quarter was $340 million, up 63% on last year

“These results show the significant investment Telecom is making for the long-term health of the business,” said Dr Reynolds.

“The New Zealand telecommunications market is undergoing rapid and profound change. Telecom is responding to increased competition, and providing customer choice by investing in world-class services and revitalising customer experience with a host of initiatives.

“With fibre-to-the-node technology, our new 3G mobile network, and operational separation, Telecom’s change programme continues apace, and all transformation programmes are on track.”

Dr Reynolds noted that Telecom had not yet experienced a significant impact from the current economic downturn. “While our assessment is that the impact on our Group has been relatively mild to date, we will watch unfolding events closely.

“Telecom’s balance sheet remains strong, and thanks to a prudent and farsighted approach to our financing requirements we are well positioned to meet our commitments,” said chief financial officer Russ Houlden.

Net earnings for the quarter were $149 million, a 34% decrease on the equivalent quarter in 2007.

Costs were 5% higher, mainly reflecting salary inflation and increased staffing to deliver operational separation, change programmes and the commitment to improved customer satisfaction. Growth in labour costs is expected to slow significantly against the backdrop of a cooling labour market.

“It is very pleasing to see our focus on customers come through in improved customer satisfaction scores in consumer, business and wholesale,” said Dr Reynolds.

“The key drivers of revenue growth were broadband and IT services, which both delivered double-digit growth compared with the same quarter last year.

“The number of mobile connections grew by 14,000 during the quarter but revenues were down reflecting intense competition. Our decision to accelerate the rollout of 3G mobile nationwide will reposition Telecom with a clear competitive advantage as we renew New Zealand’s mobile landscape.”

Competition in the fixed line area was intense, with a significant increase in competitors migrating customers to unbundled local loop services, contributing to a decline in traditional access and calling revenues.

“Telecom has revised its reporting framework to provide clear accountability for the business units and transparency for investors.

“I’m delighted that we now have a reporting framework that ensures total focus for each line of business on its customers,” said Dr Reynolds.

“This approach will ensure investors have better information while also supporting the delivery of the right outcomes for each line of business’ customers.”

Quarter ended 30 September	2008 $m	2007 $m	Change %
Operating revenues and other gains
Local service	266	291	(8.6)
Calling	319	304	4.9
Interconnection	47	45	4.4
Mobile	199	212	(6.1)
Data	160	160	—
Broadband and internet	147	129	14.0
IT services	113	96	17.7
Resale	92	93	(1.1)
Other operating revenue	100	73	37.0
Other gains	—	7	NM

	1,443	1,410	2.3

2

Operating expenses
Labour	240	207	15.9
Intercarrier costs	322	306	5.2
Other operating expenses	415	415	—

	977	928	5.3

EBITDA	466	482	(3.3)
Depreciation	164	135	21.5
Amortisation	52	45	15.6

Depreciation and amortisation	216	180	20.0

Earnings before interest and tax	250	302	(17.2)
Net finance expense	(48)	(21)	128.6
Share of associates’ profits/(losses)	—	(1)	NM
Income tax expense	(53)	(55)	(3.6)

Net earnings	149	225	(33.8)

Q1 Performance Summary

Chorus

46 exchanges are now unbundled and the fibre-to-the-node rollout is on track, with 164 cabinets now installed as of 7 November.

Chorus now has three non-Telecom customers, following Actrix’s launch in Wellington.

Chorus’ EBITDA declined 8%, reflecting flat revenues and an increase in labour, maintenance and other operating costs.

“While Chorus is performing extremely well, hitting its targets and delivering on the Undertakings, it faces some cost pressures and is currently reviewing commercial arrangements prior to renegotiating terms with its service companies,” said Chorus CEO Mark Ratcliffe.

Wholesale & International

Wholesale continued its market share growth in the quarter ended 30 September 2009, despite facing new competition from UCLL, including UCLL-based wholesale competition.

“Wholesale has delivered new products including enhanced unbundled bitstream access, and local peering. As we move through the rest of the year we expect further new products, including variants on enhanced unbundled bitstream access, backhaul, CDMA wholesale and mobile co-location,” said Telecom Wholesale CEO Matt Crockett.

3

EBITDA for the quarter was up 2% to $109m, reflecting solid growth in the wholesale business which was offset by a decline in International.

Retail

Telecom Retail CEO Alan Gourdie said Telecom Retail has begun an extensive customer retention and satisfaction programme, including the launch of the Total Home bundle, updated broadband plans, the launch of the Business Hub and marketing activity focused at a street level.

“My team has a clear focus on retaining customers, through re-invigorated marketing, refreshed plans and bundles, and service quality improvements, which are expected to show results from Q2 onwards. All of this will be underpinned by the launch of New Zealand’s best mobile network later in the financial year,” Mr Gourdie said.

Telecom Retail’s EBITDA declined 4%, reflecting a 6% decline in revenues, partially offset by a 7% decline in costs.

Gen-i

Gen-i CEO Chris Quin said large wins in previous quarters, such as Ministry of Justice and ACC, are now billing, helping to push IT solutions revenues up 26%. However, despite overall segment revenue growth of 5% declines in traditional higher margin revenues resulted in an overall EBITDA decline of 5%.

“The focus for the remainder of the year is on continuing to improve quality and margins in the IT Solutions business and on cost in the Telecommunications Solutions business and overall continuing to hold the position of most preferred by clients for ICT,” Mr Quin said.

“We are driving this through a programme that includes the migration of clients off multiple legacy platforms on to a single integrated service management system, allowing and improved experience for clients and cost reductions.”

AAPT

AAPT has recorded an EBITDA decline for the quarter of 24% when the gain on sale of the stand-alone mobile base in the prior year is adjusted for.

The decline in the quarter reflects lower revenues, set-up costs associated with call centre offshoring, and costs associated with the acquisition marketing campaign.

“Guidance for AAPT remains in the A$70-$90m range for the full year, as the business re-prices uneconomic Consumer offers, benefits from Consumer call centre off-shoring flow through, and systematic customer migration off legacy platforms recommences,” said CEO of AAPT, Paul Broad. “We also expect to see a steady decline in Consumer churn as we progress on the transformation of this division.”

4

Guidance for 2009

Telecom continues to expect a decline in adjusted EBITDA of 5% to 8% for the full year to 30 June 2009, confirming the guidance it gave at the W850 mobile announcement on 15 October 2008.

Dividend

Telecom has declared an ordinary dividend of 6 cents per share, with no imputation credits.

Contact:

Mark Watts:  +64 (0)272 504 018

Ian Bonnar:  +64 (0)27 215 7564

5

Results for the quarter ended 30 September 2008 (‘Q1 FY09’)

7 November 2008

Quarter ended 30 September	2008 $m	2007 $m	Change %
Operating revenue and other gains	1,443	1,410	2.3
EBITDA	466	482	(3.3)
Depreciation and amortisation expense	216	180	20.0
Earnings before tax	202	280	(27.9)
Net earnings for the period	149	225	(33.8)
EPS (cents per share)	8	11	(27.3)

‘Results at Telecom New Zealand on track, earnings in line with guidance’

Highlights

•	Revenue growth in broadband and internet (up $18 million), and IT services revenue (up $17 million) in Q1 FY09 when compared to Q1 FY08;

•	Total broadband connections (including Wholesale) up 132,000 to 775,000 over the last year;

•	Q1 FY09 is the first reporting period with disclosure of results for the new business units following the reorganisation of Telecom;

•	$340 million of capital investment of which $195 million related to transformation and regulation programmes;

•	Q1 FY09 dividend declared of 6 cents per share; and

•	Momentum in UCLL and co-location offerings.

Telecom’s CEO Paul Reynolds said ‘Telecom’s results for the quarter are in line with guidance. When adjusted to exclude Southern Cross dividends, earnings for the quarter were consistent with Telecom’s full-year guidance of an EBITDA decline of 5% to 8%.

Total revenue for the quarter was $1,443 million, a 2.3% increase on the equivalent quarter for last year. Total expenses were $977m for the quarter, a 5% increase on the equivalent quarter last year.

Capital expenditure for the quarter was $340 million, up 63% on last year

These results show the significant investment Telecom is making for the long-term health of the business.

The New Zealand telecommunications market is undergoing rapid and profound change. Telecom is responding to increased competition, and providing customer choice by investing in world-class services and revitalising customer experience with a host of initiatives.

With fibre-to-the-node technology, our new 3G mobile network, and operational separation, Telecom’s change programme continues apace, and all transformation programmes are on track.

Telecom has not yet experienced a significant impact from the current economic downturn. While our assessment is that the impact on our Group has been relatively mild to date, we will watch unfolding events closely.

Net earnings for the quarter were $149 million, a 34% decrease on the equivalent quarter in 2007. Costs were 5% higher, mainly reflecting salary inflation and increased staffing to deliver operational separation, change programmes and the commitment to improved customer satisfaction. Growth in labour costs is expected to slow significantly against the backdrop of a cooling labour market.

The key drivers of revenue growth were broadband and IT services, which both delivered double-digit growth compared with the same quarter last year. The number of mobile connections grew by 14,000 during the quarter but revenues were down reflecting intense competition. Our decision to accelerate the rollout of 3G mobile nationwide will reposition Telecom with a clear competitive advantage as we renew New Zealand’s mobile landscape.

Competition in the fixed line area was intense, with a significant increase in competitors migrating customers to unbundled local loop services, contributing to a decline in traditional access and calling revenues.

Telecom has revised its reporting framework to provide clear accountability for the business units and transparency for investors.

I’m delighted that we now have a reporting framework that ensures total focus for each line of business on its customers.

This approach will ensure investors have better information while also supporting the delivery of the right outcomes for each line of business’ customers.’

CFO, Russ Houlden, said ‘Telecom’s balance sheet remains strong, and thanks to a prudent and farsighted approach to our financing requirements we are well positioned to meet our commitments’.

Telecom Group Result

A breakdown of Telecom’s group results is set out in the table below:

Quarter ended 30 September	2008 $m	2007 $m	Change %
Operating revenues and other gains
Local service	266	291	(8.6)
Calling	319	304	4.9
Interconnection	47	45	4.4
Mobile[1]	199	212	(6.1)
Data	160	160	—
Broadband and internet	147	129	14.0
IT services	113	96	17.7
Resale	92	93	(1.1)
Other operating revenue	100	73	37.0
Other gains[1]	—	7	NM

	1,443	1,410	2.3

Operating expenses
Labour	240	207	15.9
Intercarrier costs	322	306	5.2
Other operating expenses	415	415	—

	977	928	5.3

EBITDA	466	482	(3.3)
Depreciation	164	135	21.5
Amortisation	52	45	15.6

Depreciation and amortisation	216	180	20.0

Earnings before interest and tax	250	302	(17.2)
Net finance expense	(48)	(21)	128.6
Share of associates’ profits/(losses)	—	(1)	NM
Income tax expense	(53)	(55)	(3.6)

Net earnings	149	225	(33.8)

[1]

In July 2007, Telecom sold its Australian mobile customer base resulting in a gain of $7 million. In the Q1 FY08 results this gain was included in mobile revenue, but has now been reclassified to reflect it as a gain.

Operating revenues and other gains totalled $1,443 million in Q1 FY09 compared to $1,410 million in the quarter ended 30 September 2008 (‘Q1 FY08’). The $33 million increase in operating revenue and other gains arising in Q1 FY09 relates to improved revenue in Wholesale & International, Gen-i and Corporate, partially offset by revenue declines in Retail. AAPT also had reduced underlying operating revenues which were partially offset by the translation of the Australian dollar results into New Zealand dollars.

In comparison to Q1 FY08, the current period achieved:

-	Broadband and internet revenue growth of $18 million, led by Wholesale & International and Retail and

-	IT service revenue growth of $17 million in Gen-i.

Calling revenue increased by $15 million to $319 million in Q1 FY09 due to a $22 million reclassification from local service revenue in APPT.

Other operating revenues also increased by $27 million in Q1 FY09 principally due to $15 million of additional dividend income from Southern Cross Cables Holdings Limited (‘Southern Cross’) and $6 million of other operating revenue in Gen-i.

The above increases in operating revenue were partially offset by reductions in local service revenue of $25 million and mobile of $13 million. The overall reduction in local service revenue follows the reduction of customer numbers in AAPT, the reclassification in AAPT to calling revenue noted above as well as declines in Retail which were offset by an increase in Wholesale & International. The decline in mobile revenue is the combination of lower pricing, increased data caps and reduced roaming revenues during Q1 FY09.

Labour costs of $240 million were $33 million higher than Q1 FY08 due to cost inflation, additional demand in Gen-i, the establishment of Chorus, and the impact of foreign exchange rate movements in AAPT.

Intercarrier costs of $322 million in Q1 FY09 were $16 million higher when compared to the comparative period due to higher prices, while other operating expenses of $415 million were unchanged in Q1 FY09 from Q1 FY08 as additional costs incurred in Chorus and Gen-i were offset by reductions in other business units.

EBITDA of $466 million was 3.3% lower in Q1 FY09 when compared to Q1 FY08 EBITDA of $482 million. Increased EBITDA in Corporate, due to additional dividend income and lower costs were offset by EBITDA reductions in most of the other business units. Telecom continued to face increased costs as a result of operational separation impacting labour and other operating expenses.

Depreciation and amortisation expense increased by $36 million in Q1 FY09 when compared to Q1 FY08 due to depreciation for the Australian billing and service management platform (‘Hyperbaric’), which was launched in Q2 FY08 and the effects of reductions in certain asset lives for FY09 when compared to those applied in FY08 principally relating to the CDMA mobile network and legacy billing systems in AAPT, and the increase in the overall capital asset base.

Net finance expense increased in Q1 FY09 as the comparative period included interest income arising from the deposit of the YPG sale proceeds prior to the $1.1 billion capital return in October 2007. Interest expense in Q1 FY09 increased due to higher borrowings and higher average cost of debt.

In August 2008 Telecom issued a four year CHF200 million bond ($258 million) under the US$2 billion Euro Medium Term Note Programme. The bond has an effective hedged fixed interest rate of 8.9%.

On 11 August 2008 Telecom closed its Telebond issue, after raising $142 million with maturities of 3 years, 5 years and 7 years with a weighted average fixed interest rate of 8.5%.

Tax expense was largely unchanged at $53 million for Q1 FY09 compared to $55 million in Q1 FY08. The lower effective tax rate in Q1 FY08 was primarily due to the recognition of $12 million of previously unrecognised tax losses. The corporate tax rate in New Zealand has changed from 33% to 30% effective 1 July 2008 for Telecom.

Review of operations

This is the first quarter of reporting Telecom’s results based on Telecom’s new organisational structure. The new reporting segments are Chorus; Retail; Wholesale & International; Gen-i; and AAPT supported by a Corporate head office and a Technology and Shared Services unit (‘T&SS’).

The results by business unit incorporate internal trading as required by Telecom’s operational separation undertakings (‘the Undertakings’). These trades predominately relate to relevant services, as provided by Chorus and Wholesale. Field services that support the provision of relevant services (as stipulated in the Undertakings (‘relevant services’)) are also internally traded by Chorus. This is the first period of reporting the internal trading required by the Undertakings. Comparative figures have been restated.

Operational separation related internal trades exclude charges such as the recovery of corporate overheads, and the recovery of T&SS costs incurred on behalf of other segments. These costs remain within Corporate and T&SS respectively. Accordingly, the results presented for each of the business units are not indicative of their results on a stand-alone basis.

In addition to the operational separation trades, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the delivery of international retail and wholesale voice traffic to AAPT, Retail and Gen-i.

All internal transactions are eliminated on consolidation.

An analysis of revenue and EBITDA by business unit is set out below.

	Revenue			EBITDA
Quarter ended 30 September	2008 $m	2007 $m	Change %	2008 $m	2007 $m	Change %
Chorus	198	194	2.1	136	147	(7.5)
Wholesale & International	299	268	11.6	109	107	1.9
Retail	502	533	(5.8)	195	204	(4.4)
Gen-i	379	359	5.6	119	125	(4.8)
AAPT	315	319	(1.3)	16	28	(42.9)
T&SS	14	9	55.6	(123)	(126)	2.4
Corporate	42	29	44.8	14	(3)	NM
Eliminations	(306)	(301)	1.7	—	—	—

	1,443	1,410	2.3	466	482	(3.3)

The results by business unit are presented in the commentary that follows and supplemental information is presented in the accompanying appendices.

Chorus

Chorus operates New Zealand’s largest local telecommunications access network. A range of telecommunications companies use this network to deliver phone and broadband services to New Zealanders.

Chorus is tasked with building and maintaining the telecommunications network, as well as installing and repairing phone and broadband connections.

As well as leading critical infrastructure build programmes such as the Fibre To The Node project, Chorus is responsible for the unbundling of exchanges and cabinets and the selling of UCLL lines and the provision of co-location services to telecommunications providers. Chorus also provides a range of field and building services to the Telecom group on assets that are owned by other parts of the group.

Quarter Ended 30 September	2008 $m	2007 $m	Change %
Operating revenues and other gains
Local service	3	3	—
Other operating revenue	4	1	NM
Internal revenue	191	190	0.5

	198	194	2.1

Operating expenses
Labour	6	1	NM
Other operating expenses	55	45	22.2
Internal expenses	1	1	—

	62	47	31.9

EBITDA	136	147	(7.5)
Full time equivalent (‘FTE’) employee numbers	171	95	80.0

Operating revenues and other gains

Operating revenue and other gains increased by 2.1% to $198 million in Q1 FY09 compared to $194 million in Q1 FY08 principally due to the introduction of UCLL and co-location services. There were no UCLL products or services on offer in Q1 FY08.

At 30 September 2008 Chorus had unbundled 46 exchanges and two customers have launched UCLL based services. Chorus’ local service revenue is derived from UCLL and contributions towards the provision of access services in new sub-divisions. While UCLL revenues rose in Q1 FY09 when compared to Q1 FY08, this increase was offset by lower sub-division related revenue due to the reduction in the number of residential developments following the tightening of the New Zealand economy.

Other operating revenue increased by $3 million resulting from the launch of UCLL co-location and backhaul services to Chorus’ customers and the telecommunication element of civil engineering projects, chargeable damages and other miscellaneous revenues.

Chorus earns internal revenue through the provision of copper access, co-location, field and property services and backhaul to other Telecom business units. Internal revenue was largely unchanged in Q1 FY09 at $191 million when compared to Q1 FY08. Internal revenue from Wholesale has increased and internal revenue from Retail has decreased, which is consistent with the overall changes in Telecom’s business mix.

Operating expenses

Quarter on quarter cost growth includes the costs of running Chorus in an operationally separated arm’s length way from the rest of Telecom and establishing regulated products and services.

Chorus’ labour expenses have increased by $5 million compared with Q1 FY08. The number of FTE employees as at 30 September 2008 was 171, compared to 95 as at 30 September 2007. This increase is due to Chorus establishing itself as a stand alone business unit as well as additional labour costs being incurred for work undertaken in relation to operational separation.

Other operating expenses have increased by $10 million in Q1 FY09 when compared to the prior year comparative period due to increases in maintenance and provisioning activities and costs, as well as higher electricity and accommodation costs.

Chorus is currently under significant cost pressure from the outsourced field services workforce, with contract renegotiations underway.

Asset values

Telecom has filed with the Commerce Commission statements of fixed assets as at 1 July 2008 which include a historic cost net book value of around $1.6 billion and a net replacement cost of around $5.2 billion.

Return on capital employed

As filed with the Commerce Commission, Telecom’s estimate of the replacement cost pre-tax return on capital employed of Chorus for the year ended 30 June 2008 on a proforma standalone restated basis is 8%.

Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to telecommunications retailers in New Zealand. These products and services are provided either as inputs that allow Wholesale customers to build and deliver their own tailored services or on a resale basis allowing customers to resell Telecom Retail services to their own end-use customers.

International provides customers with international telecommunication services.

Quarter ended 30 September	2008 NZ$m	2007 NZ$m	Change %
Operating revenues and other gains
Local service	37	26	42.3
Calling	81	69	17.4
Interconnection	34	35	(2.9)
Data	20	18	11.1
Broadband and internet	21	14	50.0
Other operating revenue	6	6	—
Internal revenue	100	100	—

	299	268	11.6

Operating expenses
Labour	13	11	18.2
Intercarrier costs	126	115	9.6
Other operating expenses	11	9	22.2
Internal expenses	40	26	53.8

	190	161	18.0

EBITDA	109	107	1.9
Full time equivalent (‘FTE’) employee numbers	396	343	15.5

Operating revenue and other gains

Local service revenues increased by 42.3% to $37 million in Q1 FY09 compared to $26 million in Q1 FY08, reflecting an increase in Wholesale’s customer base. Calling revenues increased by 17.4% to $81 million over the same period reflecting higher international voice minutes. Interconnection revenues decreased by $1 million in Q1 FY09 to $34 million as a result of a decline in New Zealand mobile termination rates, while data revenue increased by 11.1% to $20 million due to business growth and the acquisition of new customers in the local market. Broadband and internet service revenues rose by 50% to $21 million due to the increase in Wholesale’s external customer base, partially offset by unfavourable mix and pricing changes. Whilst internal revenues were flat, there were a number of offsetting movements. Wholesale’s internal revenues were 12.5% higher as a result of Retail’s and Gen-i’s own growth of external broadband and data revenues. International’s internal revenues were 13.2% lower due to a step change in the price of international internet transit services. International’s internal revenues also include a share of margin on international retail voice traffic. This revenue fell by 11% reflecting lower retail calling prices, which were partially offset by higher traffic.

Operating expenses

Labour costs increased by 18.2% to $13 million primarily as a result of an increase of 15.5% in FTEs required to deliver the Wholesale business growth as well as additional operational separation requirements. Intercarrier costs were up 9.6% to $126 million as a result of higher traded volumes. The 22.2% increase in other operating costs mainly reflects additional project expenditure incurred in relation to operational separation.

Internal expenses increased by 53.8% as a result of higher costs of sale charges reflecting volume growth in Wholesale’s products that consume Chorus’ inputs.

While total EBITDA increased by 1.9% to $109m, Wholesale EBITDA increased by 16% as a result of revenue growth and International EBITDA decreased by 34% partly due to lower margins on intercarrier voice business and partly due to other pricing changes.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed line calling and access products; broadband; dial-up and online offerings; and mobile voice, SMS / Text, content and data services.

Quarter ended 30 September	2008 $m	2007 $m	Change %
Operating revenues and other gains
Local service	187	198	(5.6)
Calling	96	108	(11.1)
Mobile	137	149	(8.1)
Data	6	7	(14.3)
Broadband and internet	67	61	9.8
IT services	4	4	—
Other operating revenue	5	6	(16.7)

	502	533	(5.8)

Operating expenses
Labour	42	42	—
Other operating expenses	96	111	(13.5)
Internal expenses	169	176	(4.0)

	307	329	(6.7)

EBITDA	195	204	(4.4)
Full time equivalent ('FTE') employee numbers	2,213	2,486	(11.0)

Operating revenue and other gains

Retail’s operating revenue decreased by 5.8% to $502 million in Q1 FY09. The increase in broadband and internet revenue was more than offset by declines in other revenue lines.

Broadband and internet revenue increased by 9.8% to $67 million in Q1 FY09, principally due to the Xtra Bubble reduction of revenues in the comparative period.

Customers continue to migrate from dial-up following successful broadband marketing campaigns implemented during the second half of the FY08 year and Telecom has continued its focus on improving customers’ experience.

Retail broadband connections (as presented in Appendix 2) increased by 12.1% from September 2007 to 489,000 at 30 September 2008. The net number of Retail broadband connections increased by 1,000 in the three months ending 30 September 2008. The slowdown in net connections during Q1 FY09 was the result of the pull-forward of net connections in Q4 FY08 (from the ‘Broadband at dial-up price’ promotion) and the effects of UCLL.

The increase in broadband and internet revenues were more than offset by a decline in calling revenue of $12 million and local service revenue of $11 million due to the effects of a reduction in access lines and call minutes, subscription pricing plans, product substitution and strong competition, partially offset by higher prices. The number of Retail access lines decreased in Q1 FY09 by 112,000 or 7.9% when compared to Q1 FY08. The reduction in retail access lines resulted in domestic and international outwards call minutes also reducing (see Appendix 2).

Mobile revenues declined by $12 million in Q1 FY09 when compared to Q1 FY08 due to lower voice revenues arising from lower average pricing, including the impact of current ‘half price roaming’ offers and the reduction of Australian roaming revenues following the closure by Telstra of its CDMA network in Q4 FY08. Mobile data revenues decreased marginally in Q1 FY09. This was due to the impact of increased monthly text caps on certain prepaid plans which increased text volume without a corresponding increase in revenue, offset partially by continued growth in mobile broadband. Other mobile revenues reduced as customers delayed device upgrades pending the full launch of Telecom’s new 3G network planned for June 2009.

The number of New Zealand mobile connections, including those relating to Gen-i, increased by 14,000 in the three months to 30 September 2008 to 2,190,000 in total. Of the 2,190,000 connections at 30 September 2008, 854,000 were post-paid and 1,336,000 were pre-paid. The impacts of lower pricing and increased text caps noted above resulted the decline in combined ARPU to $26.42 for Q1 FY09 compared to $30.90 for Q1 FY08.

Operating Expenses

Labour costs were unchanged in Q1 FY09 as reductions in employee numbers (primarily in customer services) were offset by salary inflation, and higher employee and labour costs in mobile and broadband.

Other operating expenses were reduced by $15 million (13.5%) in Q1 FY09 when compared to Q1 FY08. The variance was a result of lower mobile handset cost of sales (due to delays in upgrades as noted above) and lower selling expenses.

Internal expenses reduced by $7 million to $169 million in Q1 FY09 due to an 8% decline in Retail access line rentals (as noted above), partially offset by the impact of increased broadband and data connection costs.

Gen-i

The results of Gen-i include those of the New Zealand operation as well as Gen-i Australia. Previously, the results of Gen-i Australia were included in the results presented as ‘Australian operations’.

Gen-i integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia. Gen-i takes world-leading technologies and combines them in a way that produces a business advantage for clients.

The results for Gen-i are presented separately under the headings telecommunication solutions and IT solutions. Sales and support costs are included within the telecommunications solutions results. IT solutions have lower margins and lower capital expenditure requirements than telecommunication solutions. Generally, most of Gen-i’s clients require a package of both telecommunication solutions and IT services.

Telecommunications solutions

Quarter ended 30 September	2008 $m	2007 $m	Change %

Operating revenues and other gains
Local service	31	34	(8.8)
Calling	48	52	(7.7)
Interconnection	6	6	—
Mobile	51	50	2.0
Data	94	95	(1.1)
Broadband and internet	7	6	16.7
IT services	3	4	(25.0)
Other operating revenue	24	21	14.3

	264	268	(1.5)

Operating expenses
Labour	48	44	9.1
Intercarrier costs	17	18	(5.6)
Other operating expenses	40	38	5.3
Internal expenses	45	47	(4.3)

	150	147	1.9

EBITDA	114	121	(5.7)
Full time equivalent (‘FTE’) employee numbers	1,127	1,139	(1.1)

Operating revenues and other gains

Traditional voice revenues continued to reduce in line with industry trends as increased competition, regulation and technology drive down pricing with local service revenues down by 8.8% to $31 million and calling revenues down by 7.7% to $48 million. The reductions in calling and local service revenues primarily reflect reductions in price with some reductions in calling volumes.

Mobile revenue remained relatively flat in Q1 FY09 when compared to Q1 FY08, with lower unit prices being offset by increased mobile connections and higher volumes of mobile calling and data and higher revenues from the sale of mobile devices. Lower calling prices in the quarter were accentuated by Telecom’s current ‘half price roaming’ offer.

Data revenues declined by 1.1% in Q1 FY09 when compared to Q1 FY08 due to a reduction in data revenues in Australia driven by lower unit pricing. In New Zealand, data revenues were stable with continuing migration of customers to Gen-i’s One Office Managed IP Data services from Lanlink and traditional data services.

Other operating revenue in Q1 FY09 increased by 14.3% to $24 million when compared to Q1 FY08 reflecting higher revenues in Australia partially offset by a reduction in New Zealand. The growth in the Australian other operating revenue was experienced in the mid-market sector, including expansion into Queensland. Revenue increases have also been positively influenced by foreign exchange rate movements.

Operating expenses

Labour costs grew by 9.1% to $48 million in Q1 FY09 reflecting pay increases and increased Australian headcount to support revenue and earnings growth in Australia.

Other operating expenses were up 5.3% to $40 million in Q1 FY09 with the primary driver being an increase in mobile cost of sales reflecting higher volumes and higher average unit costs as more of Gen-i’s clients move to the use of PDA type devices which drive higher data revenues.

Internal expenses declined by 4.6% to $45 million in Q1 FY09 when compared to Q1 FY08 reflecting a reduction in internal charges for international services and lower field services charges from Chorus. This was partially offset by an increase in internal charges from Wholesale due to growth in the volume of One Office services.

IT solutions

Quarter ended 30 September	2008 $m	2007 $m	Change %
Operating revenues and other gains
IT services	106	88	20.5
Other operating revenue	5	2	150.0
Internal revenue	4	1	300.0

	115	91	26.4

Operating expenses
Labour	37	28	32.1
Other operating expenses	73	59	23.7

	110	87	26.4

EBITDA	5	4	25.0
Full time equivalent (‘FTE’) employee numbers	1,418	1,223	15.9

Operating revenues and other gains

IT solutions revenues grew by 26.4% to $115 million in Q1 FY09 when compared to Q1 FY08 with growth across procurement, professional services and IT solutions in both New Zealand and Australia reflecting new customers contracted during FY08 and continued cross selling to existing clients.

Operating expenses

Labour costs increased by 32.1% to $37 million in Q1 FY09 reflecting increased headcount to deliver more professional services and IT Solutions outsourcing resulting in an increase in revenues.

Other operating expenses grew by 23.7% to $73 million due primarily to increased cost of sales driven by higher volumes in the procurement line of business.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. In addition, AAPT has an exclusive wholesale arrangement to access iiNet’s ADSL2+ network, which means it can offer DSL coverage in approximately 330 exchanges across all major Australian cities and large metropolitan areas.

AAPT’s customer segments are Wholesale, Business Solutions and Consumer. The Australian Wholesale operation is focusing on ‘on-net’ data and internet sales and securing key clients to reduce overall exposure to declines from the traditional calling business. The Business solutions operation is also focused on selling ‘on-net’ products (especially data and internet) to a more narrowly defined market segment. The Consumer operation has recommenced marketing initiatives, is transitioning to an offshore call centre in Manila as well as adjusting prices to address unprofitable customers. There was further migration of retail customers to Hyperbaric with a view to longer-term growth in the consumer market.

AAPT’s results are presented in AAPT’s functional currency, Australian dollars. To eliminate the impact of foreign exchange rate movements, the commentary that follows is also stated in Australian dollars (‘A$’).

Quarter ended 30 September	2008 A$m	2007 A$m	Change %
Operating revenue and other gains
Local service	7	27	(74.1)
Calling	75	67	11.9
Interconnection	5	4	25.0
Mobile[1]	8	10	(20.0)
Data	32	36	(11.1)
Broadband and internet	41	43	(4.7)
Resale	73	82	(11.0)
Other operating revenue	4	4	—
Internal revenue	4	4	—
Other gains[1]	—	7	NM

	249	284	(12.3)

Operating expenses
Labour	43	41	4.9
Intercarrier costs	143	157	(8.9)
Other operating expenses	39	47	(17.0)
Internal expenses	11	15	(26.7)

	236	260	(9.2)

EBITDA	13	24	(45.8)
Full time equivalent (‘FTE’) employee numbers	1,332	1,352	(1.5)

[1]

In July 2007, Telecom sold its Australian mobile customer base resulting in a gain of A$7 million. In the Q1 FY08 results this gain was included in mobile revenue, but has now been reclassified to reflect it as a gain.

Operating revenues and other gains

Operating revenue and other gains decreased by A$34 million in Q1 FY09 to A$249 million. The major drivers of the decline were lower customer numbers and price erosion.

Local service revenue was A$20 million lower in Q1 FY09 as the comparative period included A$22 million of PowerTel revenue that is now presented under calling revenue. Calling revenue increased by A$8 million, however adjusting for the A$22 million reclassification from local service, calling revenue actually declined by $14 million. This decline was due to the impact of lower customer numbers and price erosion, which also impacted resale revenue, which declined by A$9 million. Additionally, a one-off gain of A$7 million arose in the prior comparative period relating to the sale of a mobile customer base.

Operating Expenses

Labour costs increased in Q1 FY09 by A$2 million when compared to Q1 FY08 due to cost inflation as additional network maintenance was performed in-house. Intercarrier costs reduced by A$14 million following the reduction in customer numbers and cost savings from moving customers ‘on-net’.

Other operating expenses of A$39 million in Q1 FY09 reduced by A$8 million when compared to Q1 FY08, as the comparative period included additional customer service and call centre costs for the launch of Hyperbaric. Further cost reductions were also achieved during Q1 FY09 due to reduced restructuring costs and the move to bring additional network maintenance in-house.

Technology & Shared Services

Telecom’s Technology & Shared Services (‘T&SS’) team maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the Shared Services function supports Telecom in areas such as accounts payable, procurement and supply chain, provisioning, billing, engineering, operations and information management.

T&SS’ revenue includes any revenue not directly associated with another business unit or corporate.

Quarter ended 30 September	2008 $m	2007 $m	Change %
Operating revenues and other gains
Other operating revenue	8	5	60.0
Internal revenue	6	4	50.0

	14	9	55.6

Operating expenses
Labour	26	24	8.3
Other operating expenses	77	78	(1.3)
Internal expenses	34	33	3.0

	137	135	1.5

EBITDA	(123)	(126)	2.4
Full time equivalent (‘FTE’) employee numbers	1,561	1,525	2.4

Operating revenues and other gains

T&SS’ other operating revenue of $8 million was $3 million higher in Q1 FY09 when compared to Q1 FY08 relating to TSO revenue. Internal revenue was $2 million higher in Q1 FY09 due to charges for Wholesale’s equipment in T&SS’s exchanges.

Operating expenses

Labour costs increased by 8.3% to $26 million due to salary inflation and growth in headcount to support the activities of the Group.

Other operating expenses reduced by 1.3% to $77 million.

Internal expenses have increased 3% to $34 million due to additional co-location charges for T&SS equipment in Chorus’ exchanges.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions across the Group. Revenue includes any revenue not directly associated with a business unit, for example dividends received from Southern Cross.

Quarter ended 30 September	2008 $m	2007 $m	Change %
Operating revenues and other gains
Other operating revenue	42	27	55.6
Internal revenue	—	2	(100.0)

	42	29	44.8

Operating expenses
Labour	13	12	8.3
Other operating expenses	13	20	(35.0)
Internal expenses	2	—	NM

	28	32	(12.5)

EBITDA	14	(3)	NM
Full time equivalent (‘FTE’) employee numbers	174	180	(3.3)

Operating revenues and other gains

Operating revenue includes dividends received from Southern Cross which vary in quantum and timing. The Southern Cross dividends received in Q1 FY09 were $39 million compared to $24 million in Q1 FY08.

Operating expenses

Labour costs increased primarily as a result of inflationary pressures. Other operating costs decreased due to higher costs in the comparative period, principally relating to the establishment of operational separation.

Group Cash Flow

Quarter ended 30 September	2008 $m	2007 $m	Change %
Cash flows from operating activities	492	383	28.5
Cash flows from investing activities	(364)	(193)	88.6
Cash flows from financing activities	180	(155)	NM
Foreign exchange movement	20	1	NM

Net movement In cash	328	36	NM

Detailed disclosure of the above line items is included in the Group Condensed Accounts which accompany this Management Commentary.

Net cash from operating activities

Net cash flows from operating activities increased by $109 million in Q1 FY09 to $492 million when compared to $383 million in Q1 FY08. Cash received from customers increased by $112 million principally due to increased sales revenue and higher collections from debtors. Cash paid to suppliers and employees increased by $58 million in line with the increase in operating expenses.

Cash received from interest income decreased by $35 million as Q1 FY08 included the receipt of interest from the deposit of the YPG sale proceeds prior to the capital reduction in October 2007. Telecom also received a tax refund of $59 million in Q1 FY09 compared to a $1 million payment of tax in Q1 FY08. Cash from dividends received increased by $39 million relating to the timing of the physical receipt of Southern Cross dividends.

Net cash from investing activities

Net cash outflow for investing activities increased by $171 million in Q1 FY09 to $364 million relating to increased capital expenditure on the new mobile network and other regulatory and transformation projects as presented under the heading ‘capital expenditure’ below.

Net cash flow from financing activities

Cash flows for financing activities reflect borrowing activities and dividend payments to shareholders. In Q1 FY09 the Group had a net cash inflow from financing activities of $180 million compared to a net cash out flow of $155 million in Q1 FY08. The net cash inflow reflected $400 million of net proceeds from the Swiss Bond and Telebond issues, partially offset by $168 million paid out as dividends and $52 million of cash paid on short term borrowings and derivative instruments.

Capital expenditure

The management of capital expenditure has changed to reflect the major focus on the delivery of transformation and regulation outcomes. Accordingly, from this quarter, capital expenditure is disclosed separately for ‘transformation and regulation’ and ‘business sustaining’.

Quarter ended 30 September	2008 $m	2007 $m	Change %
Transformation and regulation
WCDMA	89	2	NM
FTTN	28	—	NM
FNT	48	12	NM
NGT	4	4	—
Separation	23	6	NM
Other Regulatory	3	5	(40.0)

Total transformation and regulation	195	29	572.4

Business sustaining
IT systems	16	27	(40.7)
Gen-i	30	24	25.0
AAPT	23	22	4.5
Southern Cross capacity	19	16	18.8
Network maintenance and growth	49	79	(38.0)
New products and services	2	5	(60.0)
Other business sustaining	6	7	(14.3)

Total business sustaining	145	180	(19.4)

Total Group	340	209	62.7

Total capital expenditure of $340 million for Q1 FY09 increased by $131 million (62.7%) compared to Q1 FY08 with the increases primarily driven by regulatory and transformation programmes.

Transformation and regulation

When compared to Q1 FY08, the increase in spend in WCDMA of $87 million reflects the roll out of the new mobile network. Early FY08 investment was focused on site acquisition rather than physical network implementation.

Fibre To The Node (‘FTTN’) investment began in Auckland in February 2008 with the installation of the first of a nationwide network of roadside cabinets. The expenditure this quarter ($28 million) is part of the $500 million investment programme that will deliver on Telecom’s regulatory commitments to enable broadband connections at speeds of at least 10Mbps to 80% of New Zealanders by 2011. This is a key component of the multi-year $1.4 billion investment in the next generation network.

Fixed Network Transformation (‘FNT’), previously called NGN, will deliver Telecom’s core VoIP platform for voice and broadband products. This programme has significantly accelerated its delivery so Telecom can meet its regulatory commitments for the migration off the PSTN network, and also is part of our next generation network investment.

Separation driven investment has intensified since the signing of the Undertakings on 31 March 2008. Telecom launched its Basic and Enhanced UBA products in Q1 FY09, and continued the development of other regulated products. Implementing the systems changes required to meet the immediate separation commitments was also a focus, as is defining the requirements and designs for the December 2009 and full systems equivalence milestones.

Business Sustaining

As Telecom’s investment focus shifts there has been a reduction in investment levels for our business sustaining activities. The two key areas of reduction have been in Fixed Network Maintenance and Growth and IT systems, as the organisation focuses on delivering the networks and the systems required to meet regulation and transformational outcomes.

Dividend policy and long-term capital management

Long-Term Capital Management

The Board continues to be committed to Telecom maintaining ‘single A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, cash flow and cost of capital. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. Telecom currently has the following long-term credit ratings: Standard & Poor’s A (outlook stable) and Moody’s Investors Service A2 (outlook negative).

Ordinary Dividends for FY09 and FY10

Telecom has previously advised its intention, subject to there being no material adverse changes in circumstances or operating outlook, to pay dividends of 24 cents per share for FY09 and FY10.

Telecom anticipates the level of imputation of dividends for FY09 and FY10 to be as follows:

-	For FY09, nil imputation of dividends; and

-	For FY10, partial imputation however this prediction is highly sensitive to a number of factors. Telecom will provide an updated view with its 2009 third quarter results.

To the extent that dividends are not fully imputed the size of any supplementary dividend declared will be reduced on a pro-rata basis.

In accordance with this approach, a dividend of 6.0 cents per share has been declared in respect of Q1 FY09. Nil imputation credits will be attached to this dividend and consequently no supplementary dividend has been declared.

First Quarter Ordinary Dividends
Ordinary Shares	6.0 cents
American Depositary Shares[1]	US 18.45 cents

“Ex” dividend dates
New Zealand Exchange	1 December 2008
Australian Stock Exchange	24 November 2008
New York Stock Exchange	24 November 2008

Books closing dates
New Zealand, Australian Stock Exchanges	28 November 2008
New York Stock Exchange	26 November 2008

Payment dates
New Zealand, Australia	12 December 2008
New York	19 December 2008

[1]

Based on an exchange rate at 20 October 2008 of NZ$1.00 to US$0.6151 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Policy

The Dividend Reinvestment Plan has been retained. For the Q1 FY09 dividend there is a 3% discount to the prevailing market price applied to ordinary shares issued under the Dividend Reinvestment Plan. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the Q1 FY09 dividend approved on 6 November 2008 is 28 November 2008.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment since 30 June 2008 are set out below. This should be read in conjunction with the competitive and regulatory disclosures, such as operational separation and the Telecommunications Service Obligations (‘TSO’), as set out in Telecom’s 2008 Annual Report, which is available online at:

http://www.telecom.co.nz/content/0,8748,200632-1563,00.html?nv=tpd

New Zealand

UCLL continued momentum during Q1 FY09 as Telecom opened further exchanges to competitors for broadband and telephone services. The main competitors participating in UCLL are Vodafone and Orcon.

The New Zealand telecommunications landscape has seen retail launch by TelstraClear on 1 September 2008 in the mobile market. TelstraClear’s mobile proposition requires their mobile customers to be signed up with TelstraClear to supply broadband and home landline services for 24 months. TelstraClear’s mobile network is a virtual network on Telecom’s mobile platform. This will generate Wholesale revenues for Telecom in the future.

These moves by Telecom’s competitors will further increase retail competition and consumer choice in the New Zealand mobile telecommunications market with the likely effect of lowering overall sales prices and resulting margins.

Operational Separation

Operational separation was introduced on 31 March 2008, following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008. Some of the requirements took effect from 31 March, although the majority did not take effect until 1 July 2008.

Telecom’s Separation Plan incorporates a comprehensive set of Separation Undertakings which provide for a robust operational separation of Telecom into an access network unit, a wholesale unit, and retail units, acting at arm’s-length from each other (and, in the case of the access network unit, on a standalone basis) in relation to ‘relevant services’. The Undertakings also provide for a staged implementation of equivalence requirements on key fixed network access services, as well as a significant acceleration of Telecom’s cabinetisation and FNT migration plans.

Accounting Separation

Telecom is currently working with the Commerce Commission (‘the Commission’) to implement the regulatory reporting requirements for the Accounting Separation of Telecom. The Commission issued its draft Information Disclosure Requirements in October 2008 and Telecom is submitting its comments on that paper and continues to engage with the Commission on this issue.

UCLL Backhaul and UBA Backhaul Standard Terms Determinations

In June 2008, the Commission determined the price and non price terms for UCLL Backhaul and UBA Backhaul services. This pricing is based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure for both services based on distance bands and data transmission speeds. For UCLL backhaul the regulation of transmission links is determined by a competition test. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. In the UBA backhaul context the competition test does not apply until December 2009. A decision on whether to undertake a final pricing review, using a TSLRIC methodology, is still to be made. This depends on whether an application for review is made to the Commission.

Sub-loop Related Services Standard Terms Determinations

Chorus submitted a single standard terms proposal (‘STP’) for the three sub-loop services (sub-loop, co-location and backhaul) by Chorus and Telecom Group on 27 June 2008. Submissions on the STP were made on 18 July 2008 and the Commission issued a draft determination on 5 September 2008. Submissions on this draft were filed on 15 October 2008 and cross submissions on 31 October 2008.

TSO

Telecom is a participant in the Telecommunication Carriers’ Forum (‘TCF’) working party that is considering TSO issues. The TCF released its final report on 25 July 2008 as an input into the government’s review of the TSO. Its key recommendations include:

•	continuing with free local calling in TSO areas;

•	moving to a funding model based on general taxation;

•	moving away from Telecom-centric obligations to industry ‘codes of practice’ for matters such as call quality and emergency services call handling; and

•	maintaining a clear separation between the TSO and any initiatives to increase the uptake of broadband.

TSO Cost Calculation

2003/2004

Vodafone appealed the Commission’s TSO decision on the cost of the TSO for the 2003/2004 year, but the appeal was dismissed by the High Court in December 2007. Vodafone is seeking leave to appeal the High Court’s decision. Telecom has opposed the application for leave. The Court of Appeal has allocated a one and half day hearing starting on 11 February 2009.

2004/2005 and 2005/2006

The Commission released final determinations on the cost of the TSO for 2004/2005 and 2005/2006 in September 2008. Telecom has filed motions to appeal and judicially review the 2004/2005 and 2005/2006 determinations. Vodafone has also appealed the determinations and indicated it will seek judicial review of the determinations as well. A preliminary judicial conference is likely in early December 2008 at which timetabling orders will be made.

Mobile Co-location Standard Terms Determination

The Commission issued its draft standard terms determination in respect of mobile co-location on 25 July 2008 and held a conference on 9 October 2008. Telecom expects a final determination in mid-late November 2008.

Trans-Tasman Mobile Roaming

The Telecommunications Commissioner wrote to various parties in August 2008 advising that he had been in discussions with the Australian Competition and Consumer Commission about the possibility of a joint inquiry into trans-Tasman mobile roaming rates. The Commission has not launched a formal review but is likely to be seeking information from the industry.

Mobile to Mobile Termination

In May 2008, the Telecommunications Commissioner wrote to telecommunications service providers to advise them that he is considering commencing an investigation into whether to recommend to the Government that a new regulated service be added to the Telecommunications Act so that the fees mobile carriers can charge to terminate mobile calls and text messages on their networks can be determined on the basis that he considers that they are set well above actual costs. The Commission released an issues paper on 8 August 2008 and sought submissions by 5 September 2008. On 6 November 2008 the Commission announced it will commence an investigation into whether mobile termination access services should be regulated. The investigation will look at whether mobile termination access services (incorporating mobile-to-mobile voice termination, fixed-to-mobile voice termination and short-message-service termination) should become regulated services under Schedule 1 of the Act.

Commerce Act Investigations and Enquiries

The Commission has open investigations, including in respect of Telecom’s broadband marketing campaigns and mobile co-location.

Commerce Act Litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The hearing of the Commission’s claim took place in July/September and we are waiting for a judgment.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgment. Telecom has applied to support the judgment on an additional ground.

The Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom is working through the details of the specific charges. However, at this stage, it cannot quantify the potential impact of penalties or customer refunds should a Court ultimately find in favour of the Commission.

Other Litigation

Sintel (in liquidation) has issued proceedings against Telecom, relating to Telecom’s audio text business in the 1990s. The matter was settled, but Sintel’s liquidators are seeking to overturn the settlement agreement with various claims against Telecom, including fraud. Sintel filed an amended statement of claim, increasing the value of the claim to NZ$60 million. Telecom has agreed to attend mediation in 1 December 2008. A six week hearing has been allocated starting 29 April 2010.

Asia Pacific Telecommunications Limited (‘APT’) has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. Telecom believes it has a strong defence for the majority of the claim and these proceedings will be vigorously defended by Telecom.

Australia

Wholesale Line Rental Exemption and Appeal

The Australian Competition & Consumer Commission (‘ACCC’) has made an order exempting Telstra from the standard access obligations in respect of wholesale line rental and local carriage service in 248 Metro exchange serving areas. AAPT (along with iiNet, Primus & Macquarie Telecom) have filed an appeal with the Australian Competition Tribunal (full merits review) with a hearing scheduled for early November 2008.

Unconditioned Local Loop Service arbitration

The ACCC has issued an interim determination in the Unconditioned Local Loop Service arbitration between AAPT and Telstra which set prices at $6.60/$16.00 per month for CBD/Metro for the period 1 July 2008 through to 30 June 2009.

Australian litigation

Telecom was in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The parties have settled the dispute on confidential terms.

Telstra Corporation Limited commenced proceedings in the Federal Court of Australia, and sought an order that the final determination made by the ACCC in a line sharing service arbitration be set aside on administrative law grounds. Telecom, amongst others, is a defendant in these proceedings. Telstra lost on all significant grounds. Final orders (including costs) will be made in November 2008.

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the ACCC in an unbundled local loop service arbitration be set aside on administrative law grounds. Telecom, amongst others, is a defendant in these proceedings. The Court heard the case in September 2008 and Telecom awaits judgment.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Future Expectations

Operational separation and Telecom’s transformation initiatives will continue to significantly impact operating revenues, operating costs and capital expenditure.

The entry of new competitors and the launch of new product offerings will result in further customer choice which may lead to downward pressure on prices and declines in traditional access and calling revenues. Telecom expects broadband revenues to grow in response to the expected overall growth in the broadband market.

The New Zealand regulatory environment is still evolving and Telecom is in ongoing discussions with the Government on developments regarding regulated services.

Telecom currently expects the following outcomes for the year ending 30 June 2009:

•	Adjusted Group EBITDA expected to decline by 5 -8%.

Included within this range:

•	AAPT EBITDA A$70 to A$90m (excluding Gen-i Australia); and

•	Southern Cross dividends NZ$40m to NZ$60m.

•	Group depreciation and amortisation of approximately NZ$900m to $950m;

•	Effective tax rate of approximately 28%;

•	Adjusted Group net earnings after tax of NZ$460m to $500m; and

•	Capital expenditure of around NZ$1.3 billion.

Forward-looking statements

This Management Commentary contains forward-looking statements. The words “believe”, “expect”, “predict”, “will”, “estimate”, “project”, “forecast”, “should”, “anticipate”, “intend”, “may”, “could”, “plan”, “seek” and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry and the state of the New Zealand and Australian economies.

Non-GAAP financial measures

This Management Commentary includes measures which are not defined by generally accepted accounting principles (‘GAAP’) such as IFRS. We believe these measures, along with comparable GAAP measurements are useful to readers to assist in the understanding of the financial performance, financial position or returns of the Group.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

The non-GAAP financial measures used in this management commentary include:

•	Earnings before interest, tax, depreciation and amortisation (‘EBITDA’);

•	Average Revenue per User (‘ARPU’);

•	Replacement Cost; and

•	Return on Capital Employed.

Glossary

The following terms included in this management commentary have the following meanings:

‘ACCC’	means Australian Competition and Consumer Commission.

‘ADSL’	means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire.

‘ATM’	means Asynchronous Transmission Mode, a data transport technology suite that uses fixed length cells to transfer the data.

‘CDMA’	means Code Division Multiple Access, a technology used in digital mobile networks.

‘DSL’	means Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop.

‘FNT’	means fixed network transformation

‘FTE’	means full time equivalent employees

‘ICT’	means Information and Communication Technologies.

‘ISDN’	means the Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

‘Kiwi Share’	means the one preference share held by the New Zealand Government in Telecom.

‘NGT’	means Telecom’s Next Generation Telecom business model.

‘PSTN’	means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices.

‘Southern Cross’	means Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited.

‘SME’	Small Medium Enterprises

‘TSLRIC’	means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.

‘TSO’	means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001.

‘UBA’	means unbundled bitstream access.

‘UCLL’	means unbundled copper local loop.

‘VoIP’	means Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP.

“WCDMA”	means wide band code division multiple access

Appendix 1 – Restatement of comparative information for FY08

The following tables set out by business unit the restatement of the FY08 results, by quarter. These should be read in conjunction with the re-presented segmental information in the accompanying condensed financial statements.

Chorus – Restatement of the FY08 results, by quarter

	Q1 FY08 $m	Q2 FY08 $m	Q3 FY08 $m	Q4 FY08 $m	Total $m
Operating revenues and other gains
Local service	3	3	3	2	11
Other operating revenue	1	2	3	3	9
Internal revenue	190	189	188	191	758

	194	194	194	196	778
Operating expenses
Labour	1	2	3	4	10
Other operating expenses	45	42	44	54	185
Internal expenses	1	—	1	1	3

	47	44	48	59	198

EBITDA	147	150	146	137	580

FTE	95	95	131	152

Wholesale & International – Restatement of the FY08 results, by quarter

	Q1 FY08 $m	Q2 FY08 $m	Q3 FY08 $m	Q4 FY08 $m	Total $m
Operating revenues and other gains
Local service	26	30	32	33	121
Calling	69	65	71	75	280
Interconnection	35	35	33	34	137
Data	18	19	19	20	76
Broadband and internet	14	16	18	20	68
Other operating revenue	6	4	7	5	22
Internal revenue	100	102	101	106	409

	268	271	281	293	1,113
Operating expenses
Labour	11	11	11	12	45
Intercarrier costs	115	108	120	114	457
Other operating expenses	9	9	8	5	31
Internal expenses	26	29	31	36	122

	161	157	170	167	655

EBITDA	107	114	111	126	458

FTE	343	366	373	389

Appendix 1 – Restatement of comparative information for FY08

Retail – Restatement of the FY08 results, by quarter

	Q1 FY08 $m	Q2 FY08 $m	Q3 FY08 $m	Q4 FY08 $m	Total $m
Operating revenues and other gains
Local service	198	195	191	190	774
Calling	108	106	106	98	418
Mobile	149	153	147	139	588
Data	7	6	6	7	26
Broadband and internet	61	66	64	68	259
IT services	4	5	4	5	18
Other operating revenue	6	5	7	6	24
Internal revenue	—	—	—	—	—

	533	536	525	513	2,107
Operating expenses
Labour	42	42	39	39	162
Other operating expenses	111	118	98	109	436
Internal expenses	176	174	169	173	692

	329	334	306	321	1,290
EBITDA	204	202	219	192	817

FTE	2,486	2,439	2,297	2,253

Gen-i – Restatement of the FY08 results, by quarter: Telecommunications solutions

Quarter ended 30 September	Q1 FY08 $m	Q2 FY08 $m	Q3 FY08 $m	Q4 FY08 $m	Total $m
Operating revenues
Local service	34	32	32	32	130
Calling	52	50	46	49	197
Interconnection	6	6	6	6	24
Mobile	50	50	49	50	199
Data	95	99	93	96	383
Broadband and internet	6	6	6	6	24
IT services	4	4	2	5	15
Other operating revenue	21	18	21	27	87

	268	265	255	271	1,059

Operating expenses
Labour	44	50	41	45	180
Intercarrier costs	18	18	21	20	77
Other operating expenses	38	32	29	43	142
Internal expenses	47	48	47	49	191

	147	148	138	157	593

EBITDA	121	117	117	114	469

FTE	1,139	1,198	1,197	1,220

Appendix 1 – Restatement of comparative information for FY08

Gen-i – Restatement of the FY08 results, by quarter: IT solutions

Quarter ended 30 September	Q1 FY08 $m	Q2 FY08 $m	Q3 FY08 $m	Q4 FY08 $m	Total $m
Operating revenues
IT services	88	93	96	129	406
Other operating revenue	2	—	3	7	12
Internal revenue	1	—	—	10	11

	91	93	99	146	429
Operating Expenses
Labour	28	31	32	40	131
Intercarrier costs	—	—	—	—	—
Other Operating Expenses	59	60	64	97	280

	87	91	96	137	411

EBITDA	4	2	4	9	19

FTE	1,223	1,321	1,366	1,399

AAPT – Restatement of the FY08 results, by quarter

	Q1 FY08 A$m	Q2 FY08 A$m	Q3 FY08 A$m	Q4 FY08 A$m	Total A$m
Operating revenues and other gains
Local service	27	33	17	5	82
Calling	67	70	76	79	292
Interconnection	4	4	3	4	15
Mobile	10	9	10	9	38
Data	36	33	32	31	132
Broadband and internet	43	42	43	42	170
Resale	82	78	74	77	311
Other operating revenue	4	6	9	7	26
Other gains	7	—	—	—	7
Internal revenue	4	3	4	5	16

	284	278	268	259	1,089
Operating Expenses
Labour	41	42	43	41	167
Intercarrier costs	157	156	162	147	622
Other operating expenses	47	50	34	39	170
Internal expenses	15	13	14	14	56

	260	261	253	241	1,015

EBITDA	24	17	15	18	74

FTE	1,352	1,387	1,408	1,361

Appendix 1 – Restatement of comparative information for FY08

T&SS – Restatement of the FY08 results, by quarter

	Q1 FY08 $m	Q2 FY08 $m	Q3 FY08 $m	Q4 FY08 $m	Total $m
Operating revenues and other gains
Other operating revenue	5	5	7	9	26
Internal revenue	4	4	3	4	15

	9	9	10	13	41
Operating expenses
Labour	24	26	25	23	98
Other operating expenses	78	83	79	62	302
Internal expenses	33	33	33	34	133

	135	142	137	119	533

EBITDA	(126)	(133)	(127)	(106)	(492)

FTE	1,525	1,571	1,610	1,607

Corporate – Restatement of the FY08 results, by quarter
	Q1 FY08 $m	Q2 FY08 $m	Q3 FY08 $m	Q4 FY08 $m	Total $m
Operating revenues and other gains
Other operating revenue	27	23	13	36	99
Internal revenue	2	1	—	—	3

	29	24	13	36	102
Operating expenses
Labour	12	18	16	20	66
Other operating expenses	20	24	16	19	79
Internal expenses	—	—	(1)	7	6

	32	42	31	46	151

EBITDA	(3)	(18)	(18)	(10)	(49)

FTE	180	176	174	178

Appendix 2 – Supplemental information

The following supplemental information gives additional information on the Group’s operations after the elimination of the new internal trades. This supplemental information will be given for the remainder of FY09. For FY10 we plan to consult with a selection of users of this information to determine the appropriate level of disclosure for the future. This analysis is split between New Zealand operations and Australian operations:

New Zealand operations:

	Q1 FY08 $m	Q2 FY08 $m	Q3 FY08 $m	Q4 FY08 $m	FY08 $m	Q1 FY09 $m
Summarised income statement:
Revenue:
Local service	260	260	257	256	1,033	257
Calling	225	218	221	218	882	221
Interconnection	35	35	33	34	137	34
Mobile	199	201	196	188	784	187
Data	106	110	104	110	430	106
Broadband and internet	80	86	87	93	346	92
IT services	96	102	102	139	439	113
Other operating revenue	25	23	26	29	103	29
Internal revenue	17	17	17	20	71	17

	1,043	1,052	1,043	1,087	4,225	1,056
Operating expenses
Labour	138	149	138	150	575	154
Intercarrier costs	115	109	120	113	457	121
Total direct costs	69	67	68	78	282	75
Mobile acquisitions, upgrades & dealer commissions	69	73	65	72	279	66
Other operating expenses	189	199	180	205	773	200
Internal expenses	6	5	6	6	23	5

	586	602	577	624	2,389	621

EBITDA	457	450	466	463	1,836	435

Local service revenue:
Access – $m	227	229	227	227	910	227
Local calls – $m	15	14	13	12	54	13
Local loop unbundling – $m	—	—	—	1	1	1
Local calls, Smartphone, messaging and call track – $m	18	17	17	16	68	16

	260	260	257	256	1,033	257

Local call minutes (m)	409	413	328	364	1,514	358
Number of unbundled exchanges at period end	1	4	12	25	25	42

Access lines: (000)s
Retail	1,413	1,382	1,365	1,335	1,335	1,301
Gen-i	100	100	99	99	99	100
Wholesale	192	219	239	262	262	279
Other[1]	134	126	125	126	126	125

Chorus	1,839	1,827	1,828	1,822	1,822	1,805

[1] Includes Telecom’s internal connections, UCLL lines and Centrex lines
Centrex Lines: (000)s	63	63	63	65	65	66

Appendix 2 – Supplemental information

New Zealand operations:

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09
Calling revenue:
National - $m	124	123	118	112	477	112
International - $m	89	86	90	92	357	98
Other - $m	12	9	13	14	48	11

	225	218	221	218	882	221

Analysis of national calls:
National calling revenue comprised
National - $m	36	37	36	34	143	34
Cellular - $m	66	64	62	58	250	57
National 0800 - $m	22	22	20	20	84	21

	124	123	118	112	477	112

National calling minutes comprised
National (m)	401	411	387	389	1,588	386
Cellular (m)	201	198	190	190	779	183
National 0800 (m)	162	165	164	164	655	161

	764	774	741	743	3,022	730

National calling - average revenue per minute
National (cents)	9.0	9.0	9.3	8.7	9.0	8.8
Cellular (cents)	32.8	32.3	32.6	30.5	32.1	31.1
National 0800 (cents)	13.6	13.3	12.2	12.2	12.8	13.0

	55.4	54.6	54.1	51.4	53.9	52.9

Analysis of international calls:
International calling revenue comprised:
International outward - $m	29	28	27	26	110	25
International inward - $m	6	12	7	9	34	12
International transits - $m	54	46	56	57	213	61

	89	86	90	92	357	98

International calling minutes comprised:
International outward (m)	167	164	176	174	681	168
International inward (m)	185	157	133	156	631	146
International transits (m)	850	850	884	970	3,554	999

	1,202	1,171	1,193	1,300	4,866	1,313

International calling - average revenue per minute:
International outward (cents)	17.4	17.1	15.3	14.9	16.2	14.9
International inward (cents)	3.2	7.6	5.3	5.8	5.4	8.2

Analysis of international transits:
International transit revenue - $m	54	46	56	57	213	61
Intercarrier costs - $m	45	35	47	48	175	56

Net margin - $m	9	11	9	9	38	5

Average margin per minute (cents)	1.1	1.3	1.0	0.9	1.1	0.5

Appendix 2 – Supplemental information

New Zealand operations:

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09
Interconnection revenue:
PSTN Interconnection - $m	16	17	15	16	64	16
Cellular interconnection - $m	19	18	18	18	73	18

	35	35	33	34	137	34

Mobile revenue:
Voice revenue - $m	126	127	122	118	493	115
Data revenue - $m	57	57	58	56	228	58
Other mobile revenue - $m	16	17	16	14	63	14

	199	201	196	188	784	187

Mobile call minutes (m)	349	361	347	348	1,405	357

Average revenue per user (‘ARPU’) for New Zealand Operations
Total mobile revenue - $m	199	201	196	188	784	187
Less other mobile revenue - $m	16	17	16	14	63	14

New Zealand mobile voice and data revenue - $m	183	184	180	174	721	173

Average mobile customers in New Zealand (000’s)	2,001	2,070	2,136	2,166	2,077	2,183
NZ ARPU - $ per month	30.90	29.63	28.10	26.78	28.93	26.42

Analysis of NZ ARPU
Postpaid - $ per month	60.8	60.1	57.6	55.8	58.6	54.8
Prepaid - $ per month	10.4	10.0	9.5	8.8	9.7	8.7
Combined ARPU - $ per month	30.9	30.0	28.2	26.8	29.0	26.4
Voice - $ per month	21.3	20.8	19.1	18.2	19.9	17.6
Data - $ per month	9.7	9.3	9.1	8.7	9.2	8.8
NZ ARPU including interconnection - $ per month	39.2	37.9	35.9	33.9	36.7	33.8

Number of mobile customers at period end (000)s
Postpaid	810	825	825	832	832	843
Prepaid	1,206	1,281	1,321	1,334	1,334	1,336
Internal postpaid	9	9	10	10	10	11

Total mobile customers	2,025	2,115	2,156	2,176	2,176	2,190

Appendix 2 – Supplemental information

New Zealand operations:

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09
Data revenue:
Managed IP data services
Lanlink - $m	15	15	13	13	56	12
One Office and high speed data - $m	30	35	33	37	135	37
Other IP data services - $m	1	1	1	2	5	—
Traditional data services:
Frame relay - $m	5	3	4	3	15	3
Digital data services - $m	10	9	10	9	38	10
ISDN - $m	27	25	26	30	108	28
Leased data services - $m	12	16	11	11	50	11
IP Net / Netgate - $m	2	1	2	1	6	1
Miscellaneous data - $m	4	5	4	4	17	4

	106	110	104	110	430	106

Broadband and internet revenue:
Broadband - $m	67	74	77	83	301	85
Broadband - value added services - $m	2	2	3	2	9	2
Dial-up / internet - $m	11	10	7	8	36	5

	80	86	87	93	346	92

Broadband connections (000)s
Retail	436	444	462	488	488	489
Gen-i	19	19	20	20	20	20
Other Wholesale	188	211	232	251	251	266

	643	674	714	759	759	775
Dial-up connections (000)s	222	211	199	163	163	161

IT services revenue:
Procurement - $m	41	46	46	69	202	50
Software solutions - $m	3	5	3	6	17	4
IT solutions - $m	42	44	45	53	184	49
Network delivered services - $m	7	5	4	7	23	6
Other IT service revenue - $m	3	2	4	4	13	4

	96	102	102	139	439	113

Appendix 2 – Supplemental information

Australian operations: (in Australian $)

Summarised income statement:	Q1 FY08 A$m	Q2 FY08 A$m	Q3 FY08 A$m	Q4 FY08 A$m	FY08 A$m	Q1 FY09 A$m
Revenue:
Local service	27	34	18	5	84	7
Calling	70	72	79	82	303	77
Interconnection	9	8	9	9	35	10
Cellular and other mobile services	18	11	10	10	42	10
Data	48	46	43	42	179	42
Broadband & Internet	44	43	43	43	173	42
Resale	83	77	75	76	311	73
Other operating revenue	18	17	26	31	92	24
Internal revenue	4	3	3	5	15	4
Other gains	—	—	—	—	7	—

	321	311	306	303	1,241	289
Operating expenses
Labour	51	54	55	52	212	57
Intercarrier costs	174	169	178	158	679	157
Other operating expenses	58	59	39	53	209	48
Internal expenses	15	15	15	14	59	13

	298	297	287	277	1,159	275

EBITDA	23	14	19	26	82	14

Appendix 2 – Supplemental information

Australian operations: (in Australian $)

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09
Local service revenue:
Access - A$m	23	4	3	2	32	2
Local calls - A$m	4	29	15	3	51	5
Local calls, Smartphone, messaging and call track - A$m	—	1	—	—	1	—

	27	34	18	5	84	7

Call minutes (m)	143	127	121	130	521	121

Calling revenue:
National - A$m	53	54	63	66	236	64
International - A$m	17	18	16	16	67	13

	70	72	79	82	303	77

Consumer fixed line customer numbers (000)s:	361	347	337	309	309	302

Mobile revenue:
Voice revenue - A$m	17	8	9	8	42	8
Data revenue - A$m	—	—	—	—	—	—
Other mobile revenue - A$m	1	3	1	2	7	2

	18	11	10	10	49	10

Data revenue:
Managed IP data services
Lanlink - A$m	9	9	8	6	32	6
Traditional data services:
Digital data services - A$m	2	22	24	23	71	24
Leased data services - A$m	37	14	11	12	74	12
IP Net / Netgate - A$m	—	1	—	1	2	—

	48	46	43	42	179	42

Broadband and internet revenue:
Broadband - A$m	43	35	38	35	151	34
Broadband - value added services - A$m	1	—	1	1	3	1
Dial-up / internet - A$m	—	8	4	7	19	7

	44	43	43	43	173	42

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

		Three months ended 30 September		Year ended 30 June 2008 Audited NZ$m
(Dollars in millions, except per share amounts)	notes	2008 Unaudited NZ$m	2007 Unaudited NZ$m

Operating revenues and other gains
Local service		266	291	1,129
Calling	2	319	304	1,233
Interconnection		47	45	178
Mobile		199	212	833
Data		160	160	638
Broadband and internet		147	129	547
IT services		113	96	439
Resale		92	93	360
Other operating revenue	2	100	73	309
Other gains	3	—	7	7

		1,443	1,410	5,673

Operating expenses
Labour		(240)	(207)	(886)
Intercarrier costs		(322)	(306)	(1,243)
Other operating expenses	4	(415)	(415)	(1,653)

Earnings before interest, taxation, depreciation and amortisation		466	482	1,891

Depreciation		(164)	(135)	(574)
Amortisation		(52)	(45)	(187)

Earnings before interest and taxation		250	302	1,130

Finance income		20	42	119
Finance expense		(68)	(63)	(271)
Share of associates’ profits/(losses)		—	(1)	(3)

Earnings before income tax		202	280	975

Income tax expense		(53)	(55)	(262)

Net earnings for the period		149	225	713

Net earnings attributable to equity holders of the Company		148	224	710
Net earnings attributable to minority interests		1	1	3

		149	225	713

Basic net earnings per share (in cents)		8 ¢	11 ¢	38 ¢
Diluted net earnings per share (in cents)		8 ¢	11 ¢	38 ¢

Weighted average number of ordinary shares outstanding (in millions)		1,826	2,003	1,871

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

		Three months ended 30 September		Year ended 30 June 2008 Audited NZ$m
(Dollars in millions)	notes	2008 Unaudited NZ$m	2007 Unaudited NZ$m
Equity at the beginning of the period		2,736	3,604	3,604
Translation of foreign operations		28	42	103
Hedge of net investment		(5)	(13)	(70)
Revaluation of listed investments		—	—	(11)
Cash flow hedges		(5)	30	51

Total income recognised directly in equity		18	59	73
Net earnings for the period		149	225	713

Total recognised income and expenses		167	284	786

Dividends		(168)	(331)	(762)
Tax credit on supplementary dividends		19	37	85
Dividend reinvestment plan	5	—	130	195
Share cancellation	5	—	—	(65)
Issuances of shares under employee share schemes		2	2	6
Capital reduction	5	—	(1,113)	(1,113)

Equity at the end of the period		2,756	2,613	2,736

Total recognised income and expenses for the year is attributable to:
Equity holders of the Company		166	283	783
Minority interests		1	1	3

		167	284	786

Equity consists of:
Contributed capital		1,304	1,295	1,297
Revaluation reserve		—	11	—
Foreign currency translation reserve		(10)	(37)	(33)
Hedge reserve		2	(14)	7
Deferred compensation		6	9	11
Retained earnings		1,449	1,345	1,447

Total equity attributable to equity holders of the Company		2,751	2,609	2,729
Minority interests		5	4	7

Total equity		2,756	2,613	2,736

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

	30 September		30 June 2008 Audited NZ$m
(Dollars in millions)	2008 Unaudited NZ$m	2007 Unaudited NZ$m
ASSETS
Current assets:
Cash	1,107	2,005	779
Short-term investments	—	70	—
Short-term derivative assets	30	4	15
Receivables and prepayments	909	990	912
Taxation recoverable	—	28	93
Inventories	59	85	57

Total current assets	2,105	3,182	1,856

Non-current assets:
Long-term investments	525	523	527
Deferred tax asset	—	24	—
Long-term derivative assets	65	60	48
Intangibles	1,006	937	990
Property, plant and equipment	4,052	3,738	3,984

Total non-current assets	5,648	5,282	5,549

Total assets	7,753	8,464	7,405

LIABILITIES AND EQUITY
Current liabilities:
Amounts owing due to capital reduction	—	1,113	—
Accounts payable and accruals	1,053	986	1,086
Taxation payable	11	—	—
Short-term derivative liabilities	175	54	214
Short-term provisions	20	31	22
Debt due within one year	950	573	958

Total current liabilities	2,209	2,757	2,280

Non-current liabilities:
Deferred tax liability	168	118	170
Long-term derivative liabilities	254	491	367
Long-term provisions	18	14	22
Long-term debt	2,348	2,471	1,830

Total non-current liabilities	2,788	3,094	2,389

Total liabilities	4,997	5,851	4,669

Equity:
Share capital	1,304	1,295	1,297
Reserves	(2)	(31)	(15)
Retained earnings	1,449	1,345	1,447

Total equity attributable to equity holders of the Company	2,751	2,609	2,729
Minority interest	5	4	7

Total equity	2,756	2,613	2,736

Total liabilities and equity	7,753	8,464	7,405

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

		Three months ended 30 September		Year ended 30 June
(Dollars in millions)	note	2008 Unaudited NZ$m	2007 Unaudited NZ$m	2008 Audited NZ$m
Cash flows from operating activities
Cash received from customers		1,418	1,306	5,583
Interest income		24	59	112
Payments to suppliers and employees		(1,012)	(954)	(3,739)
Income (tax paid)/refund		59	(1)	(111)
Interest paid on debt		(36)	(27)	(249)
Dividend income		39	—	89

Net cash flow from operating activities	6	492	383	1,685
Cash flows from investing activities
Sale of property, plant and equipment		—	1	3
Sale/(purchase) of short-term investments, net		—	—	70
Sale of customer base		—	7	7
Purchase of subsidiary companies, net of cash acquired		—	—	(4)
Purchase of long-term investments		—	—	(9)
Purchase of property, plant and equipment and intangibles		(360)	(198)	(945)
Capitalised interest paid		(4)	(3)	(12)

Net cash flow from investing activities		(364)	(193)	(890)

Cash flows from financing activities
Proceeds from long-term debt		400	—	—
Capital repurchased		—	—	(1,178)
Repayment of long-term debt and related derivatives		(10)	—	(297)
Settlement of derivatives		(15)	(12)	(53)
Proceeds from/(repayment of) short-term debt, net		(27)	57	57
Dividends paid		(168)	(200)	(565)

Net cash flow from financing activities		180	(155)	(2,036)
Net cash flow		308	35	(1,241)
Opening cash position		779	1,969	1,969
Foreign exchange movement		20	1	51

Closing cash position		1,107	2,005	779

The $7 million proceeds from the sale of customer base was previously reported within cash received from customers in the three months ended 30 September 2007, but has been restated to present it separately in cash flows from investing activities.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1    FINANCIAL STATEMENTS

Except for the adoption of NZ IFRS 8 ‘Operating Segments’ (‘IFRS 8’) and NZ IFRIC 13 ‘Customer Loyalty Programmes (‘IFRIC 13’), as described below, these condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (‘Telecom’) have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2008. Certain comparative information has been reclassified to conform with the current year’s presentation.

Telecom has adopted IFRS 8 with effect from 1 July 2008. IFRS 8 introduces a management reporting approach to identifying and measuring the results of reportable operating segments. The early adoption of IFRS 8 aligns reporting with Telecom’s business units established under Telecom’s operational separation requirements. The segments comprise Chorus; Retail; Wholesale & International; Gen-i; AAPT; and Technology and Shared Services (‘T&SS’).

The results by segment incorporate internal revenue and expenses. Only certain products are recorded as internal revenue and expenses and these exclude charges such as the recovery of corporate overheads and the recovery of T&SS costs incurred on behalf of other segments. These costs remain within Corporate and T&SS respectively. All internal transactions are eliminated on consolidation.

Telecom’s segmental disclosures are presented in note 8 and the comparative disclosures have been restated.

Telecom has adopted IFRIC 13 from 1 July 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits (sometimes referred to as ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods or services if and when the customer redeems the points. No impact on Telecom’s financial statements arose from the adoption of IFRIC 13.

The financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed financial statements are unaudited.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 2    REVENUE

	Three months ended 30 September		Year ended 30 June
(Dollars in millions)	2008 Unaudited NZ$m	2007 Unaudited NZ$m	2008 Audited NZ$m
Calling
National	206	184	753
International	100	108	432
Other	13	12	48

	319	304	1,233

Other operating revenue
Dividends	39	24	89
Equipment	13	11	45
Miscellaneous other	48	38	175

	100	73	309

NOTE 3    OTHER GAINS

	Three months ended 30 September		Year ended 30 June
(Dollars in millions)	2008 Unaudited NZ$m	2007 Unaudited NZ$m	2008 Audited NZ$m
Other gains
Gain on sale of Australian mobile base	—	7	7

	—	7	7

Other gains

Gain on sale of Australian mobile customer base

In July 2007, Telecom sold its Australian mobile customer base resulting in a gain of $7 million. In the Q1 FY08 results this gain was included in mobile revenue, but it has now been reclassified as a gain.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4    OTHER OPERATING EXPENSES

	Three months ended 30 September		Year ended 30 June
(Dollars in millions)	2008 Unaudited NZ$m	2007 Unaudited NZ$m	2008 Audited NZ$m
Provisioning	11	12	42
Network support	21	21	88
Maintenance and other total	65	55	222
Mobile acquisitions, upgrades and dealer commissions	67	70	280
Procurement and IT services	69	55	264
Broadband, internet and other	13	28	67
Computer costs	52	48	197
Advertising, promotions and communications	18	23	90
Accommodation costs	37	32	127
Outsourcing	13	15	52
Travel	7	7	25
Bad debts	8	8	30
Other expenses	34	41	169

	415	415	1,653

NOTE 5    DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the three months ended 30 September 2008, no shares were issued in lieu of a cash dividend (three months ended 30 September 2007: 32,063,007 shares with a total value of $130 million; year ended 30 June 2008: 48,176,233 shares with a total value of $195 million).

Dividends paid

On 7 August 2008, the Board of Directors approved the payment of a fourth quarter dividend of $168 million, representing 8.0 cents per share. In addition, a supplementary dividend totalling approximately $19 million was paid to shareholders who were not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Declaration of Dividend

On 6 November 2008, the Board of Directors approved the payment of a first quarter dividend of $110 million, representing 6.0 cents per share. No imputation credits will be attached to the dividend. No supplementary dividend has been declared.

Share Cancellations

No shares have been cancelled in the three months ended 30 September 2008. Telecom paid amounts owing under the capital reduction in October 2007 for shares that were cancelled in September 2007. The total of the payments to shareholders in respect of the 228 million cancelled shares was $1,113 million. For the year ended 30 June 2008, a further 16,065,971 shares with a market value of $65 million were purchased and cancelled to negate the dilutive impact of the dividend reinvestment plan.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 6    RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Three months ended 30 September		Year ended 30 June 2008 Audited NZ$m
(Dollars in millions)	2008 Unaudited NZ$m	2007 Unaudited NZ$m
Net earnings for the period	149	225	713
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	216	180	761
Bad and doubtful accounts	9	10	34
Deferred income tax	(2)	24	83
Share of associates’ (profits)/losses	—	1	3
Other	26	25	(3)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	(20)	(31)	43
Decrease/(increase) in inventories	(2)	(13)	14
Increase in tax payable/decrease in tax receivable	115	26	68
Increase/(decrease) in accounts payable and related items	1	(64)	(31)

Net cash flows from operating activities	492	383	1,685

NOTE 7    CONTINGENCIES

New Zealand

Commerce Act Investigations and Enquiries

The Commerce Commission (‘the Commission’) has open investigations, including in respect of Telecom’s broadband marketing campaigns and mobile co-location.

Commerce Act Litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The hearing of the Commission’s claim took place in July to September 2008 and Telecom is waiting for a judgment.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission has appealed the judgment. Telecom has applied to support the judgment on an additional ground.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 7    CONTINGENCIES (continued)

The Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom is working through the details of the specific charges. However, at this stage, it cannot quantify the potential impact of penalties or customer refunds should a Court ultimately find in favour of the Commission.

Other litigation

Sintel (in liquidation) has issued proceedings against Telecom, relating to Telecom’s audio text business in the 1990s. The matter was settled, but Sintel’s liquidators are seeking to overturn the settlement agreement with various claims against Telecom, including fraud. Sintel filed an amended statement of claim, increasing the value of the claim to NZ$60 million. Telecom has agreed to attend mediation in December 2008. A six week hearing has been allocated starting in April 2010.

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. Telecom believes it has a strong defence for the majority of the claim and these proceedings will be vigorously defended by Telecom.

Australia

Australian litigation

Telecom was in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The parties settled the dispute during the three months ended 30 September 2008.

Telstra Corporation Limited commenced proceedings in the Federal Court of Australia, and sought an order that the final determination made by the ACCC in a line sharing service arbitration be set aside on administrative law grounds. Telecom, amongst others, is a defendant in these proceedings. Telstra lost on all significant grounds. Final orders (including costs) will be made in November 2008.

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the ACCC in an unbundled local loop service arbitration be set aside on administrative law grounds. Telecom, amongst others, is a defendant in these proceedings. The Court heard the case in September 2008 and Telecom awaits judgment.

Effect of outstanding claims

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom’s interests. There can be no assurance that such litigation will not have a significant effect on Telecom’s business, financial condition, position, results of operations or profitability.

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8    SEGMENTAL REPORTING

As described in note 1 Telecom has adopted IFRS 8, which relates to the disclosure of operating segments. Accordingly, the comparative information has been restated. Under IFRS 8 Telecom’s segments comprise of Chorus; Retail; Wholesale & International; Gen-i; AAPT; and Technology and Shared Services (‘T&SS’).

Segmental information for the three months ended 30 September 2008

Unaudited
(Dollars in millions)	Chorus NZ$m	Wholesale & International NZ$m	Retail NZ$m	Gen-i NZ$m	T&SS NZ$m	AAPT NZ$m	Total NZ$m

External revenue	7	199	502	375	8	310	1,401
Internal revenue	191	100	—	4	6	5	306

Total revenue	198	299	502	379	14	315	1,707

Segment result	136	109	195	119	(123)	16	452

Segmental information for the three months ended 30 September 2007

Unaudited Restated
(Dollars in millions)	Chorus NZ$m	Wholesale & International NZ$m	Retail NZ$m	Gen-i NZ$m	T&SS NZ$m	AAPT NZ$m	Total NZ$m

External revenue	4	168	533	358	5	315	1,383
Internal revenue	190	100	—	1	4	4	299

Total revenue	194	268	533	359	9	319	1,682

Segment result	147	107	204	125	(126)	28	485

Segmental information for the year ended 30 June 2008

Unaudited Restated
(Dollars in millions)	Chorus NZ$m	Wholesale & International NZ$m	Retail NZ$m	Gen-i NZ$m	T&SS NZ$m	AAPT NZ$m	Total NZ$m

External revenue	20	704	2,106	1,478	26	1,240	5,574
Internal revenue	758	410	—	10	15	18	1,211

Total revenue	778	1,114	2,106	1,488	41	1,258	6,785

Segment result	580	459	816	487	(492)	90	1,940

Depreciation and amortisation, finance income, finance expense and the share of associates’ profits/(losses) are not reported to the Chief Operating decision maker on a segmental basis therefore these items are excluded from the measure of segment result.

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TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8    SEGMENTAL REPORTING (continued)

Reconciliation from segment result to earnings before income tax

	Three months ended 30 September		Year ended 30 June 2008 Unaudited NZ$m
(Dollars in millions)	2008 Unaudited NZ$m	2007 Unaudited NZ$m
Segment result	452	485	1,940
Corporate income and expenses	14	(3)	(49)
Depreciation	(164)	(135)	(574)
Amortisation	(52)	(45)	(187)
Interest income	20	42	119
Interest expense and other finance costs	(68)	(63)	(271)
Share of associates’ profits/(losses)	—	(1)	(3)

Earnings before income tax	202	280	975

Geographical information

The geographical segment information presented in the 2008 annual report is unchanged from the adoption of IFRS 8.

NOTE 9    DEBT ISSUES

In the three months ended 30 September 2008 Telecom raised NZ$142 million through issuing Telebonds with maturities of 3 years, 5 years and 7 years with a weighted average fixed interest rate of 8.5%. In August 2008 Telecom issued a 4 year CHF200 million bond (NZ$258 million) under the US$2 billion Euro Medium Term Note Programme. The bond has an effective hedged fixed interest rate of 8.9%.

NOTE 10    SIGNIFICANT EVENTS AFTER BALANCE DATE

In August 2008 Telecom announced its intention to consider a move to WCDMA 850MHz technology ‘W850’ for its new mobile network. Global developments have seen new handsets available and the successful launch of 25 operators in the United States. On 15 October 2008 the Group announced the decision to implement and launch the W850 network. The launch will be phased from November 2008, with full launch of services planned to happen in June 2009.

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